EXHIBIT 99.1

Endeavour Silver Surpasses Upper Range of Production Guidance by Delivering 9.0 Million Silver Equivalent Ounces in 2022

VANCOUVER, British Columbia, Jan. 10, 2023 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (“Endeavour” or the “Company”) (NYSE: EXK; TSX: EDR) (“Endeavour” or the “Company”) is pleased to report full year 2022 production of 5,963,445 silver ounces (oz) and 37,548 gold oz, for silver equivalent1 (“AgEq”) production of 9.0 million oz. Fourth quarter production was 1,830,835 silver oz and 10,370 gold oz, for silver equivalent production of 2.7 million oz.

The Company’s 2022 full year production exceeded the upper range of its guidance of between 7.6 million oz and 8.0 million oz AgEq (revised upwards in August) due to continuing strong performance at Guanacevi. Annual silver and gold production exceeded the upper range of guidance by 17% and 4% respectively.

“We are very pleased to have exceeded the top end of the 2022 production guidance, with full year silver equivalent production improving by 9% year over year and fourth quarter silver equivalent production up 21% over the prior year period. Fourth quarter throughput and grades at Guanaceví exceeded plan, contributing to the significant out-performance of the Guanaceví operations during 2022,” stated Dan Dickson, Chief Executive Officer. “I am extremely proud of the operations group collective desire to deliver safe production on a daily basis. The results over the past 2 years is a reflection of a dynamic team that is engaged and committed. Again, I am very proud of our team.”

Q4 Highlights

  Exceeded Production Guidance: Consolidated production remained strong as silver and gold production at each mine met or exceeded revised 2022 guidance and exceeded plan.
  Guanaceví Continued to Outperform: Silver and gold grades continued to deliver well above plan. Additionally, throughput exceeded plan as plant modifications and refurbishment completed in 2022 increased plant capacity to enable throughput to average 1,297 tpd during Q4, 2022.
  Bolañitos Performance Remained Steady: Increased silver production from higher silver grades and increased throughput were offset by the impact of lower than expected gold production due to lower gold grades.
  Sold Majority of Withheld Metal Inventory: Management took advantage of the rebound in silver prices during Q4, 2022 by reducing held inventory to 525,485 oz silver and 1,512 oz gold of bullion inventory and 4,766 oz silver and 195 oz gold in concentrate inventory at quarter end. Sold 2,816,881 oz silver and 11,843 oz gold during the quarter.
  Construction Preparation Advances at the Terronera Project: Progress on predevelopment activities include onsite delivery of mobile mining equipment, procurement of major equipment purchases, and assembly of initial project infrastructure such as the temporary mine maintenance shop and a permanent camp facility. Earthworks included site clearing, road upgrades and underground mine access development, near portal #2.
  Financial Due Diligence Continues on Financing the Terronera Project: The Company intends to make a formal construction decision subject to completion of a financing package and receipt of additional amended permits in the coming months.
  Published Initial Mineral Resource Estimate for the Pitarrilla Project: One of the world’s largest undeveloped silver projects, Pitarrilla will form the cornerstone of the Company’s growth profile, together with Terronera and Parral. The Indicated Mineral Resources totals 158.6 million tonnes containing 491.6 million oz Ag grading 96.4 gpt, 1.1 billion pounds (lbs) of lead (Pb) grading 0.31%, and 2.6 billion pounds of zinc (Zn) grading 0.74%. The inferred Mineral Resource totals 35.4 million tonnes containing 99.4 million oz Ag grading of 87.2 gpt, 281 million lbs Pb grading 0.36%, 661 million lbs Zn grading 0.85% (see News Release dated December 8, 2022).

Q4 2022 Mine Operations

Consolidated silver production increased 27% to 1,830,835 ounces in Q4 2022 compared to Q4 2021, primarily driven by increased silver production at the Guanaceví mine. The high grades at El Curso have led to improved production, allowing for production targets to be exceeded. Local, third-party mill feed continued to supplement mine production, amounting to 16% of quarterly processed tonnes and contributing to higher processed grades. Guanaceví throughput was 22% higher than Q3, 2022 and 11% higher than plan as modifications to the plant increased capacity.

Consolidated gold production increased by 10% to 10,370 ounces primarily due higher gold grades mined at the Guanaceví mine. The increased gold production from Guanaceví more than offset the reduced gold produced from the Bolañitos mine.

Guanaceví Q4 2022 throughput was 10% higher than Q4 2021 with silver grades 23% higher and gold grades 19% higher resulting in increased silver and gold production of 29% and 27% respectively. The change in grades were due to accessing higher-grade areas of the mine.

Bolañitos Q4 2022 throughput was consistent with Q4 2021 with silver grades 4% higher and gold grades 6% lower. Silver production increased by 7% while gold production decreased by 1% at the Bolañitos mine. An increase in gold recoveries partially offset the reduction in gold grades. The change in grades were due to typical variations in the mineralized body.

Production Highlights for the Three and Twelve Months Ended December 31, 2022

Three Months Ended December 31,				Twelve Months Ended December 31,
2022	2021	% Change		2022	2021	% Change
224,289	213,492	5%	Throughput (tonnes)	834,542	887,424	(6%)
1,830,835	1,443,564	27%	Silver ounces produced	5,963,445	4,870,787	22%
10,370	9,446	10%	Gold ounces produced	37,548	42,262	(11%)
1,816,813	1,432,578	27%	Payable silver ounces produced	5,912,509	4,826,681	22%
10,196	9,261	10%	Payable gold ounces produced	36,901	41,438	(11%)
2,660,435	2,199,244	21%	Silver equivalent ounces produced	8,967,285	8,251,747	9%
2,816,882	1,413,699	99%	Silver ounces sold	6,464,869	3,856,883	68%
11,843	8,715	36%	Gold ounces sold	38,868	39,113	(1%)

Mine-by-mine production in the fourth quarter and the year ended December 31, 2022 was:

Q4 2022 Production by Mine

Production	Tonnes	Tonnes	Grade	Grade	Recovery	Recovery	Silver	Gold
by mine	Processed	per day	Ag gpt*	Au gpt*	Ag %	Au %	Oz	Oz
Guanaceví	119,305	1,297	512	1.44	85.6%	89.4%	1,680,363	4,936
Bolañitos	104,984	1,141	50	1.72	89.2%	93.6%	150,472	5,434
Consolidated	224,289	2,438	296	1.57	85.8%	91.5%	1,830,835	10,370

*gpt = grams per tonne

2022 Production by Mine

Production	Tonnes	Tonnes	Grade	Grade	Recovery	Recovery	Silver	Gold
by mine	Processed	per day	Ag gpt*	Au gpt*	Ag %	Au %	Oz	Oz
Guanaceví	412,303	1,130	465	1.33	86.6%	89.2%	5,340,553	15,735
Bolañitos	422,239	1,157	52	1.77	88.2%	90.8%	622,892	21,813
Consolidated	834,542	2,286	256	1.55	86.8%	90.1%	5,963,445	37,548

*gpt = grams per tonne

Qualified Person

Dale Mah, Vice President Corporate Development, a qualified person under NI 43-101, has approved the scientific and technical information related to operations matters contained in this news release.

2022 Financial Results and Conference Call

The Company’s annual 2022 financial results will be released before markets open on Thursday, March 2, 2023 and a telephone conference call will be held the same day at 9:00 a.m. PT / 12:00 p.m. ET. To participate in the conference call, please dial the numbers below.

Date & Time:	Thursday, March 2, 2023 at 9:00 a.m. PT / 12:00 p.m. ET

Telephone:	Toll-free in Canada and the US +1-800-319-4610
Local or International +1-604-638-5340
Please allow up to 10 minutes to be connected to the conference call.

Replay:	A replay of the conference call will be available by dialing (toll-free) +1-800-319-6413 in Canada and the US (toll-free) or +1-604-638-9010 outside of Canada and the US. The replay passcode is 9734#. The replay will also be available on the Company’s website at www.edrsilver.com.

About Endeavour Silver – Endeavour is a mid-tier precious metals mining company that operates two high-grade underground silver-gold mines in Mexico. Endeavour is currently advancing the Terronera mine project towards a development decision, pending financing and final permits and exploring its portfolio of exploration and development projects in Mexico, Chile and the United States to facilitate its goal to become a premier senior silver producer. Our philosophy of corporate social integrity creates value for all stakeholders.

Contact Information:

Galina Meleger, VP, Investor Relations
Email: gmeleger@edrsilver.com
Website: www.edrsilver.com

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Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (together, "forward-looking statements"). Such forward-looking statements and information herein include but are not limited to statements regarding future prospects of the Company’s mines and projects. The Company does not intend to and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, production levels, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include but are not limited to the ultimate impact of the COVID 19 pandemic on operations and results, changes in production and costs guidance, national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; financial risks due to precious metals prices, operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development and risks in obtaining necessary licenses and permits, and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the Securities and Exchange Commission and available at www.sec.gov, and Canadian securities regulatory authorities available at www.sedar.com.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued exploration and mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.

1 Silver equivalent calculated using an 80:1 silver:gold ratio.